UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1*)

U.S. Energy Corporation

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

911805307

(CUSIP Number)

Duane H. King

9811 Katy Freeway, Suite 805

Houston, Texas 77024

(713) 827-9988

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 22, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 911805307

1	Name of Reporting Persons Synergy Offshore, LLC 27-2652851
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares
	8	Shared Voting Power 0 shares*
	9	Sole Dispositive Power 0 shares
	10	Shared Dispositive Power 0 shares *

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person OO

* As of July 22, 2022, Synergy distributed all of its shares of Common Stock of the Issuer to the members of the limited liability company that owns 100% of the interests in Synergy. Because Synergy no longer owns shares, it is no longer a Reporting Person. See Item 5, below.

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CUSIP No. 911805307

1	Name of Reporting Persons Duane H. King
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,027,399 shares*
	8	Shared Voting Power 6,546,384 shares**
	9	Sole Dispositive Power 2,027,399 shares
	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,546,384 shares***
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 26.26%***
14	Type of Reporting Person IN

*These shares of Common Stock are owned directly by King Oil and Gas, Inc. Duane H. King is the sole shareholder, director and officer of King Oil and Gas, Inc. See Item 5, below.

** Includes shares of Common Stock held by other members of Synergy that remain subject to the Nominating and Voting Agreement dated January 5, 2022.

*** Does not include shares of Common Stock held by the Separately Filing Group Members (as defined in Item 2), except for shares of Common Stock attributable to the distribution from Synergy. The Reporting Persons (as defined in Item 2) believe that they and the Separately Filing Group together as a “group” may be deemed to collectively beneficially own in the aggregate 19,905,736 shares of the Issuer’s Common Stock, or 79.86% of the Common Stock, as of the date of this Schedule 13D. The percentage is based on information provided by the Issuer on or about May 12, 2022, reflecting 24,923,812 shares of Common Stock of the Issuer outstanding as of such date.

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CUSIP No. 911805307

1	Name of Reporting Persons Lee Hightower, individually
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares*
	8	Shared Voting Power 0 shares*
	9	Sole Dispositive Power 0 shares*
	10	Shared Dispositive Power 0 shares *

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%*
14	Type of Reporting Person IN

As of July 22, 2022, Synergy distributed all of its shares of Common Stock of the Issuer to the members of the limited liability company that owns 100% of the interests in Synergy. Because Synergy no longer owns shares, Mr. Hightower, individually, as an officer and manager of Synergy is no longer a Reporting Person. See Item 5, below.

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CUSIP No. 911805307

1	Name of Reporting Persons Lee Hightower, Trustee
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,027,400 shares*
	8	Shared Voting Power 6,546,384 shares**
	9	Sole Dispositive Power 0 shares*
	10	Shared Dispositive Power 0 shares **

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,546,384 shares**
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 26.26%***
14	Type of Reporting Person IN

* These shares of Common Stock of the Issuer are owned by Lee Hightower, Trustee of the Hightower 2021 Descendants’ Trust and Melanie Hightower, Trustee of the Melanie Hightower 2021 Family Trust. Lee and Melanie are husband and wife, and retain the right to vote these shares pursuant to the terms of the trusts. See Item 5, below.

** Lee and Melanie Hightower, as trustees, did not retain the right to transfer any shares of Common Stock of the Issuer pursuant to the terms of the trusts.

***Does not include shares of Common Stock held by the Separately Filing Group Members (as defined in Item 2), except for shares of Common Stock attributable to the distribution from Synergy. The Reporting Persons (as defined Item 2) believe that they and the Separately Filing Group together as a “group” may be deemed to collectively beneficially own in the aggregate 19,905,736 shares of the Issuer’s Common Stock, or 79.86% of the Common Stock, as of the date of this Schedule 13D. The percentage is based on information provided by the Issuer on or about May 12, 2022, reflecting 24,923,812 shares of Common Stock of the Issuer outstanding as of such date.

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CUSIP No. 911805307

1	Name of Reporting Persons Melanie Hightower, Trustee
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,027,400 shares*
	8	Shared Voting Power 6,546,384 shares**
	9	Sole Dispositive Power 0 shares*
	10	Shared Dispositive Power 0 shares **

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,546,384 shares**
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 26.26%***
14	Type of Reporting Person IN

* These shares of Common Stock of the Issuer are owned for all purposes, except for disposition, by Lee Hightower, Trustee of the Hightower 2021 Descendants’ Trust and Melanie Hightower, Trustee of the Melanie Hightower 2021 Family Trust. Lee and Melanie are husband and wife, and retain the right to vote these shares as trustees of the trusts. See Item 5, below.

** Lee and Melanie Hightower, as trustees, did not retain the right to transfer or dispose of any shares of Common Stock of the Issuer pursuant to the terms of the trusts.

***Does not include shares of Common Stock held by the Separately Filing Group Members (as defined in Item 2), except for shares of Common Stock attributable to the distribution from Synergy. The Reporting Persons (as defined Item 2) believe that they and the Separately Filing Group together as a “group” may be deemed to collectively beneficially own in the aggregate 19,905,736 shares of the Issuer’s Common Stock, or 79.86% of the Common Stock, as of the date of this Schedule 13D. The percentage is based on information provided by the Issuer on or about May 12, 2022, reflecting 24,923,812 shares of Common Stock of the Issuer outstanding as of such date.

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CUSIP No. 911805307

1	Name of Reporting Persons King Oil and Gas, Inc. 76-0348827
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,027,399* shares
	8	Shared Voting Power 6,546,384 shares**
	9	Sole Dispositive Power 2,027,399* shares
	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,546,384 shares***
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 26.26%
14	Type of Reporting Person CO

*These shares of Common Stock are owned directly by King Oil and Gas, Inc. Duane H. King is the sole shareholder, director and officer of King Oil and Gas, Inc.

** Includes shares of Common Stock held by other members of Synergy that remain subject to the Nominating and Voting Agreement dated January 5, 2022.

*** Does not include shares of Common Stock held by the Separately Filing Group Members (as defined in Item 2), except for shares of Common Stock attributable to the distribution from Synergy. The Reporting Persons (as defined in Item 2) believe that they and the Separately Filing Group together as a “group” may be deemed to collectively beneficially own in the aggregate 19,905,736 shares of the Issuer’s Common Stock, or 79.86% of the Common Stock, as of the date of this Schedule 13D. The percentage is based on information provided by the Issuer on or about May 12, 2022, reflecting 24,923,812 shares of Common Stock of the Issuer outstanding as of such date.

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This Amendment No. 1 amends those Items set forth below with respect to the Schedule 13D filed on January 11, 2022 by the Reporting Persons (the “Original Schedule 13D”). All capitalized terms used herein and not otherwise defined shall have the same meaning as in the Original Schedule 13D.

Item 2. Identity and Background

(a) This Schedule 13D is being jointly filed pursuant to an Amended Joint Filing Agreement filed herewith as Exhibit 1, in which King Oil and Gas, Inc., Lee Hightower, Trustee of the Hightower 2021 Descendants’ Trust and Melanie Hightower, Trustee of the Melanie Hightower 2021 Family Trust have entered the Amended Joint Filing Agreement attached hereto as Exhibit 5 and became “Reporting Persons” with those persons that were Reporting Persons in the Original Schedule 13D. As a result, the Reporting Persons for the purposes of this First Amendment to the Schedule 13D originally filed on January 11, 2022 are as follows:

(1)	Synergy Offshore, LLC (“Synergy”), a Texas limited liability company

(2)	Duane H. King (“King”) is the Chief Executive Officer and one of two managers of Synergy

(3)	Lee Hightower (“Hightower”) is the President and one of two managers of Synergy

(4)	Lee Hightower, Trustee of the Hightower 2021 Descendants’ Trust (“Descendant’s Trust”)

(5)	Melanie Hightower, Trustee of the Melanie Hightower 2021 Family Trust (“Family Trust”)

(6)	King Oil and Gas, Inc. (“KOG”), a Texas corporation

With respect to Lee Hightower, Trustee and Melanie Hightower, Trustee, all of the information for Mr. Hightower in the Item 2 of the Original Schedule 13D is hereby incorporated by reference for each of them in their capacities as trustees. Melanie Hightower is the wife of Lee Hightower, and they share the right to vote the shares in each trust.

With respect to KOG, the information required by Item 2 is as follows (and the information for the original Reporting Persons remains the same and is not amended hereby):

(b) KOG is a corporation formed under the laws of the state of Texas. Its sole shareholder, director and officer is Duane H. King. The purpose of KOG is to own and manage assets on behalf of King. The principal business address of KOG is 9811 Katy Freeway, Suite 805, Houston, Texas 77024.

(d) KOG has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) KOG has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

As discussed under Item 4 of the Original Schedule 13D, the Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), comprised of the Reporting Persons and the following persons (the “Separately Filing Group Members”):

●	Lubbock Energy Partners LLC (“Lubbock”);
●	John A. Weinzierl (“Weinzierl”);
●	Wallis Marsh (“Marsh”);
●	Joshua L. Batchelor (“Batchelor”);
●	Benjamin A. Stamets (“Stamets”);

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●	Sage Road Capital, LLC (“Sage Road”);
●	Banner Oil & Gas, LLC (“Banner”)
●	Woodford Petroleum, LLC (“Woodford”); and
●	Llano Energy LLC (“Llano”).

Mr. Weinzierl controls outstanding membership interests of the limited liability company that owns 100% of the Membership Interests of Synergy through a Texas limited liability company named Katla Energy Holdings, LLC (“Katla”), but in his capacity as a control person of a member of the parent of Synergy, he did not have voting or dispositive control over the shares of Common Stock of the Issuer held by Synergy. To the knowledge and belief of Synergy, Mr. Weinzierl and Katla have separately reported Katla’s acquisition of shares pursuant to the Disposition. Notwithstanding, the shares received by Katla as a result of the Distribution have been included in the amounts shown for the Shared Voting Power and the Shared Dispositive Power with respect to the Reporting Persons because Katla is obligated to vote those shares in accordance with the Nominating and Voting Agreement in its capacity as a current member of Synergy.

Item 4. Purpose of Transaction

The information set forth in Item 2 (as amended hereby) and Item 3 of the original Schedule 13D (except as amended hereby) are hereby incorporated by reference into this Item 4.

The Reporting Persons acquired the securities pursuant a distribution in kind of all of the shares of Common Stock owned of record by Synergy to its ultimate members. This was a distribution of assets in kind to members, for which there was no separate consideration given or received. KOG is a member of the limited liability company that owned 100% of membership interests of Synergy, and received 2,027,399 shares of Common Stock of the Issuer in the Distribution. Each of the Descendants’ Trust and Family Trust received 1,013,700 shares of Common Stock of the Issuer in the Distribution. The Distribution also included shares to Katla (who reports separately as part of the Separately Filing Group Members, and other members that do not have more than 5% of the Common Stock of the Issuer.

Item 5. Interest in Securities of the Issuer.

The information provided in Items 2 and 4 of this Schedule 13D is incorporated by reference herein.

Synergy was originally the holder of record of 6,546,384 shares of the Issuer’s outstanding Common Stock, as a result of transactions described in the Original Schedule 13D. As of July 22, 2022, Synergy distributed all of the shares of Common Stock (the “Distribution”) that it held to the members of the limited liability company that owned 100% of the membership interest of Synergy. Therefore Synergy is no longer a shareholder of the Issuer or a Reporting Person. King and Hightower also no longer are Reporting Persons as a result of their status as the managers of Synergy. Other than the Nominating and Voting Agreement described herein, there are no other agreements between or among Synergy and its members with respect to the voting and disposition of the shares of Common Stock.

In the Distribution, KOG, as a member of the limited liability company that owns 100% of Synergy, received 2,027,399 shares of Common Stock. KOG now owns more than 5% of the shares of Common Stock of Issuer, and as a result, has become a Reporting Person. King is the sole shareholder, director and officer of KOG, and as a result is a beneficial owner of the KOG shares, and remains a Reporting Person in that capacity.

In the Distribution, each of the Descendants’ Trust and the Family Trust caused the Distribution to be directed to two separate Special Trustees who are independent. Each Special Trustees has the sole power to dispose of 1,013,700 shares of Common Stock of the Issuer (less than 5%), but Messrs. Hightower, husband and wife, retained the right, as trustees of the trusts, to vote the shares of Common Stock of the Issuer received in the Distribution. As a result, Lee and Melanie Hightower are Reporting Persons as a result of the right to vote the shares of Common Stock.

Pursuant to the Nominating and Voting Agreement dated January 5, 2022, if Synergy made a distribution to its members, for so long as the shares of Common Stock are held by those members, the Nominating and Voting Agreement requires those members to vote their shares in accordance with the terms and conditions of the Nominating and Voting Agreement. As a result, the total of 6,546,384 shares of Common Stock are held by members of Synergy (including Katla), and remain subject to the provisions Nominating and Voting Agreement.

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(a) and (b) The aggregate number of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the voting thereof, shared power to vote or to direct the voting thereof, sole power to dispose or to direct the disposition thereof, or shared power to dispose or to direct the disposition thereof, are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by this reference thereto. With respect to the Separately Filing Group Members, the Reporting Persons are not aware of any change in the number of shares that they vote or for which they control the vote, but the aggregate number of shares controlled as a result of the agreements in the Nominating and Voting Agreement remains at 19,905,736, or approximately 79.76% of the outstanding shares of Common Stock.

(e) As a result of the Distribution, Synergy no longer owns beneficial interests in shares of Common Stock and as a result, Synergy ceased to be a Reporting Person.

The percentages of beneficial ownership disclosed in this Schedule 13D are based on an aggregate of 24,923,336 shares of Common Stock outstanding as of May 12, 2022, based on information furnished by the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description

1.	Amended Joint Filing Agreement of the Reporting Persons dated July 29, 2022.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 29, 2022

Synergy Offshore, LLC

By:	/s/ Duane H. King
Name:	Duane H. King
Title:	Chief Executive Officer

King Oil & Gas, Inc.

By:	/s/ Duane H. King
Name:	Duane H. King
Title:	President

Duane H. King

X:	/s/ Duane H. King

Lee Hightower

X:	/s/ Lee Hightower

Hightower 2021 Descendants’ Trust

By:	/s/ Lee Hightower
Name:	Lee Hightower
Title:	Trustee

Melanie Hightower 2021 Family Trust

By:	/s/ Melanie Hightower
Name:	Melanie Hightower
Title:	Trustee

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